Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – November 12, 2024 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that on November 12, 2024, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2024 and until the Company’s next annual general meeting.

The above was approved . Approved by 12,652,359 votes. opposed by 648,196 votes .

(2)	To elect the following persons to serve as Directors in Class C for an additional period until the third succeeding Annual General Meeting thereafter:

2.1 2.2 2.3
Mr. Izzy Sheratzky – Approved. Approved  by 11,042,769 votes.  Opposed by 1,838,806 votes.
Mr. Gil Sheratzky – Approved.  Approved by 11,040,793 votes . Opposed by 1,840,782. votes.
Mr. Ze'ev Koren– Approved. Approved by 9,957,214 votes. Opposed by 2,924,910 votes.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2.3 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559